FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒               Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Own stock buy-back programme

National Bank of Greece S.A. announces the following:

Pursuant to the approval of NBG’s own stock buy-back programme (as per Article 16, par. 5 et seq. of Companies Act 2190/1920) by the Ordinary General Meeting of its Shareholders of 25 May 2007, NBG has the option to purchase own shares up to 10% of its total shares at a minimum purchase price of €5 and a maximum purchase price of €60 per share from 1 June 2007 until 24 May 2008.

From 8 February 2008 through 24 May 2008 NBG intends to purchase up to 20,000,000 own shares at a minimum price of €5 and maximum price of €60 per share by BoD resolution of 5 February 2008 pursuant to the GM resolution.

Investors are reminded that the implementation of own stock buy-back programmes is optional by law.

Athens, 6 February 2008

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 7th February, 2008

Chairman - Chief Executive Officer